GRUPO CARSO, S.A. DE C.V.

RECEIVED
2005 DEC -2 P 3:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 30, 2005.

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

[redacted]

05013010

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the English version of the information of Grupo Carso, S.A. de C.V., related to the sale of "Ferrosur", that was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on November 25, 2005:

Grupo Carso, S.A. de C.V., announces that its subsidiary Grupo Condumex, S.A. de C.V. sold 66.7% of its participation in the share capital of the company ferroviaria Ferrosur, S.A. de C.V. to Infraestructura y Transportes Ferroviarios, S.A. de C.V., a subsidiary of Infraestructura y Transportes México, S.A. de C.V., the latter in turn a subsidiary of Grupo México, S.A. de C.V., for the amount of $2,173,442,000.00 pesos.

Likewise, Grupo Carso, S.A. de C.V. announces that it subscribes an increase in the capital stock in Infraestructura y Transportes México, S.A. de C.V., corporation devoted to transportation, in order to become holder of the 16.75% of the capital stock of such corporation.

PROCESSED
DEC 05 2005
THOMSON FINANCIAL

Sincerely

Quintín Humberto Botas Hernández
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact